October 8, 2010

VIA EDGAR

Mr. Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	ING Emerging Markets High Dividend Equity Fund
(File Nos. 333-168091; 811-22438)

Dear Mr. Thompson:

Enclosed for filing on behalf of ING Emerging Markets High Dividend Equity Fund, a newly organized, diversified closed-end management investment company (the “Fund” or “Registrant”), is one copy of Pre-Effective Amendment No. 1 to the Fund’s registration statement under the Securities Act of 1933, as amended (“Securities Act”) and Amendment No. 1 to the Fund’s registration statement under the Investment Company Act of 1940, as amended (“1940 Act”) on Form N-2 (the “Registration Statement”) in electronic format.

Set forth below are the Fund’s responses to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) in a letter dated August 12, 2010 (“Comment Letter”). Unless stated otherwise, our references to page numbers relate to the marked copy of the Prospectus.

The Registration Statement was initially filed on July 14, 2010. The comments received from the Staff relating to the initial Registration Statement are italicized below and are followed by the Registrant’s response to each comment. Unless otherwise noted, defined terms have the same meaning as in the Registration Statement. In addition, the Tandy Letter is included as Attachment A.

PROSPECTUS

Prospectus Summary

Investment Strategy, page 1

1.                                    For purposes of the Fund’s 80%policy of investing in emerging market issuers, the first paragraph identifies a number of criteria used to determine an emerging market issuer, particularly whether (i) the issuer’s principal securities trading markets are in emerging market countries; (ii) the issuer derives at least 50% of its total revenue or profit from either goods produced or sold, investments made or services performed in emerging market countries; (iii) the issuer has at least 50% of its assets in emerging market countries; (iv) the issuer is listed on a securities exchange in an emerging market country; or (v) the issuer is organized under the laws of, or with principal offices in emerging market countries. Please clarify the disclosure in this section to indicate whether an issuer that meets only one or more of these factors would be considered an emerging market issuer. In addition, please explain to us how factors (i), (iv) and (v) each would cause an issuer to be tied economically to an emerging market country (i.e., by exposing the issuer’s assets to the economic fortunes and risks of that region). See Investment Company Act Release No. 24828 (Jan. 17, 2001) at footnote 26.

Response: The disclosure has been clarified to indicate that an issuer that meets only one or more of these factors will be considered an emerging market issuer.

We have reviewed footnote 26 of Investment Company Release No. 24828, as well as the release proposing Rule 35d-1.  We note that the Commission recognized factors (i) and (v) as valid criteria for determining whether issuers are operating in a particular country.  See Investment Company Act Release No. 22530 (Feb. 27, 1997).  We concur with the Commission’s view on this point.  [We note that the Commission did not recognize factor (iv) and have removed it from the registration statement.]

We note that footnote 26 applies when a fund uses revenue, profit or asset tests to gauge compliance with Rule 35d-1 (such as factors (ii) and (iii)).  But footnote 26 does not set out an exclusive test for whether a security is tied economically to a country or region.  Instead, the text above footnote 26 makes clear that funds could use other factors, such as those mentioned in the proposing release: “The disclosure approach that we are adopting will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the […] proposed criteria, but expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.” [emphasis added]  As a result, we believe the use of factors (i) and (v) was specifically contemplated by Investment Company Act Release No. 24828 and that footnote 26 provides, in the Commission’s words, additional flexibility.  We also note that a number of fund complexes industry-wide use the same criteria.

Furthermore, we believe that factor (i), having a principal trading market in a particular country, exposes issuers to a country’s legal and economic systems, as well as to economic factors that would ordinarily affect the financial markets of a country, such as economic growth, interest rates and rates of inflation.  Factor (v), organization under the laws of a particular country, or location of the principal place of business, would similarly expose an issuer to laws and regulations, including tax laws, substantive regulation, (e.g.,. banking or insurance laws), court judgments, currency expatriation laws and nationalization laws.  Consequently, we believe that these criteria will “economically tie” issuers to a country within the meaning of Rule 35d-1.

2.                                     Disclosure in the third paragraph states that the fund will achieve its investment objective by investing at least 80% of its assets in dividend producing equity securities, or derivatives having economic characteristics similar to equity securities. As derivatives are considered part of the Fund’s principal investment strategy, please revise the disclosure in this section and where appropriate throughout the Registration Statement in light of the observations set forth in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  See http://www.sec.gov/divisions/investment/guidance/ici07010.pdf.

Response: The Fund’s disclosure was drafted with its specific uses of derivatives in mind.  The disclosure regarding the Fund’s options and derivatives strategy is specific and outlines how such derivatives are expected to be used.  We believe such disclosure already complies with the observations contained in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, and is consistent with the Fund’s disclosure obligations under the federal securities laws and Form N-2.

Investment Adviser, page 7

3.                                     Please add disclosure to the second paragraph stating that the Fund will not change its strategy of investing 80% of its net assets (plus borrowings for investment purposes) in dividend producing equity securities, or equity related derivatives, of emerging market issuers without providing shareholders at least 60 days advance notice. See Rule 35d-1 under the Investment Company Act of 1940.

Response: This disclosure is provided on page 3 under “Equity Portfolio” and repeated on page 30 under the same heading.

Derivatives Risk, page 12

4.                                     Please revise the disclosure here and where appropriate throughout the Registration Statement in light of the observations set forth in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  See http://www.sec.gov/divisions/investment/guidance/ici07010.pdf.

Response: We believe our disclosure already complies with the observations contained in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, and is consistent with the Fund’s disclosure obligations under the federal securities laws and Form N-2.

Annual Expenses, page 17

5.                                     Please add a line item immediately below Total Operating Expenses entitled Expense Limitation/Waiver showing the proposed amount of reduction to the Fund’s operating expenses for no less than one year from the effective date of the Registration Statement. Add a footnote to the table disclosing the period for which the expense limitation/waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.

Response: The disclosure has been revised in response to this comment.

Short Sales, page 22

6.                                     Please confirm that the Fee Table will include, as an expense, an estimate of dividends paid on the Fund’s short sales transactions. See AICPA Audit and Accounting Guide: Investment Companies, Paragraph 7.42 (May 1, 2009).

Response: The Registrant does not currently expect to employ short selling as part of its investment strategy. However, if its investment strategy is revised before the Fund is launched, the Registrant confirms that the fee table will include, as an expense, an estimate of dividends paid on the Fund’s short sales transactions.

Investment Management Team, page 34

7.                                     Please clarify the business experience for the past five years for Kris Hermie and Edwin Cuppen.  See Item 9.c of Form N-2.

Response:  The disclosure has been revised in response to this comment.

General Comments

8.                                     Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response:  The Fund has made the conforming changes.

9.                                     We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:  The Fund looks forward to working with the Staff to resolve any issues raised in subsequent filings or with any additional information provided to the Commission.

10.                               If you intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response: The Fund does intend to omit certain information in reliance on Rule 430A under the Securities Act including information relating to the public offering price, underwriting syndicate (including any material relationships between the Fund and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, conversion rates, call prices and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date.

11.                               Please advise us if you have submitted or expect to submit exemptive applications or no action requests in connection with your Registration Statement.

Response: The Fund has not submitted an exemptive application or no-action request in connection with the Registration Statement.  The Fund may, however, seek to file or rely upon an exemptive application with the Commission seeking an order under the 1940 Act to permit the Fund to include realized long-term capital gains as a part of its regular distributions to Common Shareholders more frequently than would otherwise be permitted by the 1940 Act (generally once per taxable year).

12.                               Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: The Fund will respond to the Comment Letter received from the Staff by filing a pre-effective amendment.

13.                                 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Fund acknowledges the Staff’s comment.

*              *              *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480-477-2649.

Very truly yours,

/s/ Paul Caldarelli
Paul Caldarelli
Counsel
ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Jeffrey S. Puretz Esq.

Attachment A

October 8, 2010

VIA EDGAR

Mr. Brion R. Thompson

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:	ING Emerging Markets High Dividend Equity Fund
(File Nos. 333-168091; 811-22438)

Dear Mr. Thompson:

ING Emerging Markets High Dividend Equity Fund (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, the Registrant acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz Esq.
Dechert LLP